KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019
and
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

DeJoy, Knauf & Blood LLP
Business Advisors & CPAs
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kovack International Wealth Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kovack International Wealth Management, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kovack International Wealth Management, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kovack International Wealth Management, Inc.'s management. Our responsibility is to express an opinion on Kovack International Wealth Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kovack International Wealth Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Kovack International Wealth Management, Inc.'s financial statements. The supplemental information is the responsibility of Kovack International Wealth Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

We have served as Kovack International Wealth Management, Inc.'s auditor since 2017.

February 29, 2020.

DeJoy, Knauf & Blood LLP
Business Advisors & CPAs

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	122,500
Receivable from related party		7,257
Prepaid expenses		9,774
Property and equipment, net of accumulated depreciation		40,004
Right of use asset		147,719
Deposits and other assets		17,096
	$	344,350

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	2,338
Commissions payable		7,485
Due to related party		929
Lease liability		147,719
		158,471
Stockholder's equity:		
Common stock voting, no par value per share, 1,000 shares authorized, issued, and outstanding		310,000
Additional paid -in capital		250,000
Accumulated deficit		(374,121)
Total stockholder's equity		185,879
	$	344,350

The accompanying notes are an integral part of these financial statements.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

Revenues:	
Commissions	$ 49,080
Transaction and fees earned	2,654
Interest income	14
	51,748
Expenses:	
Commissions	32,824
Clearing expenses	832
Professional service fees	183,553
Management fees	12,714
Technology, data and communication costs	7,437
Regulatory fees	10,638
Occupancy and equipment rentals	57,154
Depreciation and amortization	4,030
Other	51,889
	361,071
Net loss	$ (309,323)

The accompanying notes are an integral part of these financial statements.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

	Common Stock Voting	Additional Paid-in Capital	Accumulated (Deficit)	Total
Balance December 31, 2018	$ 310,000	$ 0	$ (64,798)	$ 245,202
Capital additions	-	250,000	-	250,000
Net loss	-	-	(309,323)	(309,323)
Balance December 31, 2019	$ 310,000	$ 250,000	$ (374,121)	$ 185,879

The accompanying notes are an integral part of these financial statements.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net (loss)	$ (309,323)
Adjustments to reconcile net loss to net	
cash used for operating activities:	
Depreciation	4,030
Deposits and other assets	(13,735)
Prepaid expenses	(9,024)
Due to related parties	(6,327)
Commissions payable	7,485
Accounts payable	1,963
Total adjustments	(15,608)
Total cash flows used in operating activities	(324,931)
Cash flows from investing activities:	
Purchase of property and equipment	(44,035)
Cash flows used in investing activities	(44,035)
Cash flows from financing activities:	
Additional paid-in capital	250,000
Cash flows from financing activities	250,000
Net decrease in cash and cash equivalents	(118,966)
Cash and cash equivalents, beginning of period	241,466
Cash and cash equivalents, end of period	$ 122,500

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Kovack International Wealth Management, Inc. (the Company) was incorporated in the State of Florida on January 12, 2012, and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from these estimates.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents and accounts payable approximate their carrying value because of the short maturity of the instruments.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease, if shorter, using the straight-line method.

Income taxes - The Company has elected, by consent of its stockholder, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholders are liable for federal income taxes on their respective share of the Company's taxable income. GAAP prescribes a threshold and measurement attribute for financial statement recognition of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-through entities, such as S Corporations, which are potentially subject to income taxes.

The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. The Company believes that it is no longer subject to examination for years prior to 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements – In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases*, which amended the guidance on accounting for leases. ASU 2016-02 requires lessees to recognize assets and liabilities on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease.

ASU 2016-02 also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. The Company adopted ASU 2016-02 effective January 1, 2019. See Note 5 - Leases for additional disclosures required by this ASU.

3. REVENUE RECOGNITION

Revenue is recognized when the promised services are provided to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Commission Revenue

Commissions and sales concessions include amounts earned on securities product transactions, including mutual funds. Commission revenue as well as the related commission expense is recorded on a trade date or accrual basis.

Fees Earned

Fees earned include 12-b1 fee revenue received from product sponsors, administrative fees and other miscellaneous fees. Fees earned is recognized at a point in time.

4. PROPERTY AND EQUIPMENT

Depreciation expense charged to income was $4,030 in 2019. Property and equipment consist of furniture and fixtures with a cost basis totaling $44,034 at December 31, 2019. Property and equipment have estimated useful lives of 7 years and related accumulated depreciation totaled $4,030 at December 31, 2019.

5. LEASES

The Company has a non-cancelable lease for office facilities that expires in 2021, with options for renewal. The following is a schedule of future minimum lease payments for the operating lease liability as of December 31, 2019: 2020 - $102,750 and 2021 - $52,134. The imputed interest on the future minimum lease payments as of December 31, 2019 is $7,165. Cash paid for lease liabilities for the year ended December 31, 2019 was $50,616. Upon adoption of ASU 2016-02, the Company excluded any non-lease components in the determination of the right of use assets and related lease liabilities.

5.   LEASES (Continued)

The weighted-average remaining lease term is 1.5 years and the weighted-average discount rate is 6%. The Company applied its incremental borrowing rate based on the information available at the commencement of the related leases in determining the present value of future lease payments. During the year ended December 31, 2019, the Company obtained $193,106 of a leased asset in exchange for a new operating lease liability. The Company reported amounts in the statement of financial condition as of December 31, 2019 for Right of use asset and Lease liability of $147,719.

6.   COMMITMENTS AND CONTINGENCIES

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company executes transactions and introduces them to Pershing LLC via Kovack Securities, Inc., on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

7.   RELATED PARTY TRANSACTIONS

The Company utilizes a related party, Kovack Securities, Inc., to access and clear securities transactions through Pershing LLC. The Company utilizes its' relationship with Kovack Securities, Inc. to provide clearing, custody, transaction execution, and other services relating to transactions in securities. For the year ended December 31, 2019, the Company had a receivable of $7,257 due from Kovack Securities, Inc. As of December 31, 2019, the Company owed a separate related entity $929.

The Company relies on its owner to meet its cash flow requirements. The owner has the ability and intends to continue funding the Company's cash requirements for a period beyond twelve months from the date of the issuance of these financial statements.

8.   CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution.

9. REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $119,005, which was $69,005 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 29, 2020, which is the date the financial statements were available for issue.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.
SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL COMPUTATION:

Total stockholders' equity qualified for net capital	$ 185,879
Deducts and or charges:	
Total non-allowable assets	(66,874)
Net capital	$ 119,005
Ratio of aggregated indebtedness to net capital	0.09 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 717
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 50,000
Minimum Net Capital Requirement	$ 50,000
Net Capital In Excess of Minimum Required	$ 69,005

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

DeJoy, Knauf & Blood LLP
Business Advisors & CPAs
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kovack International Wealth Management, Inc.:

We have reviewed management's statements, included in the accompanying Kovack International Wealth Management, Inc. Exemption Report, in which (1) Kovack International Wealth Management, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Kovack International Wealth Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Kovack International Wealth Management, Inc. stated that Kovack International Wealth Management, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Kovack International Wealth Management, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kovack International Wealth Management, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeJoy, Knauf & Blood, LLP

February 29, 2020.

Kovack International Wealth Management, Inc.

Exemption Report

For Year Ended December 31, 2019

Kovack International Wealth Management, Inc. (the "Company") is responsible for complying with 17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision"). To the best of our knowledge and belief we state the following:

The Company met the identified exemption provision throughout the period January 1, 2019-December 31, 2019 without exception.

Kovack International Wealth Management, Inc.

Isabelle Shick   2/28/2020

Isabelle Shick   Date
FINOP